Mail Stop 0510

      March 22, 2005

Via U.S. mail and facsimile

Mr. John T. Sawyer
President and Chief Executive Officer, Penhall International Corp. 1801 Penhall Way
Anaheim, CA  92803


	RE:	Form 10-K/A for the fiscal year ended June 30, 2004
		Form 10-Q for the period ended December 31, 2004
			File No. 333-64745


Dear Mr. Sawyer:


		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K/A FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.

Selected Financial Data, pages 11 - 12

2. We note your presentation of the non-GAAP measure Adjusted
EBITDA
and Adjusted EBITDA Margin.  Your current disclosures do not comply
with Item 10(e) of Regulation S-K. In this regard, please expand your statement explaining you believe these non-GAAP measures provide useful information regarding your ability to incur and/or service debt. Also, since your presentation of Adjusted EBITDA appears related to your loan covenants, please expand your discussion with
respect to those loan covenants.   See Question 10 of the FAQ and
expand your disclosures to encompass the disclosures required by the
1st and 3rd bullet points.

Management`s Discussion and Analysis

Goodwill, page 15

3. Expand your discussion of your reporting units and give more specific information with respect to the reporting unit relating to the remaining goodwill such as profitability trends and whether impairment is likely in the near term.

Contractual Obligations, page 17

4. Please consider revising your table of contractual cash obligations to include the following:

* Estimated interest payments on your debt; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
If
you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Regulation S-K, Item 303(a)(5) for guidance.


Liquidity and Capital Resources, pages 17 - 19

5. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5.

6. We note you received $11.3 million from the sale and leaseback of
11 sites in 2003. If you own other properties that you could sell and lease back, please disclose these as possible sources of liquidity. If not, include disclosure regarding the lack of additional properties that could be used to generate additional liquidity through sale/leaseback transactions. See Regulation S-K,
Item 303(a)(1).

7. As discussed in comment 2, we believe you should expand your disclosure with respect to your loan covenants. In this regard, disclose in MD&A information on your material covenants and any trends indicating potential compliance or noncompliance with those covenants.

8. When discussing your cash provided by operating activities, you should explain why there were material changes in your working capital items. Your current disclosure simply states that your working capital items have increased or decreased.

9. We note in the last paragraph of the liquidity section that your inability to obtain surety bonds in the future would significantly impact your ability to obtain new contracts. Please describe and quantify the impact if you were to lose the ability to obtain surety bonds in the future. In this regard, disclose what percentage of current contracts involves surety bonds.

Financial Statements

Statements of Cash Flows, page 26

10. We note that you combine a number of items within changes in operating assets and liabilities, net of effects of acquisitions.
If
any single change is material, please show it separately in your statements of cash flows. See SFAS 95, paragraph 29.

11. Supplementally clarify the nature of "book overdraft" and where
this item is presented in your balance sheet.   Address the
appropriateness of including this item as a financing item rather than an operating item.



Note 1 - Summary of Significant Accounting Policies - Inventories, page 28

12. Expand your disclosure to clarify what you mean by "expensed based on usage". What is the useful life of the diamond cutting blades? Do you amortize their cost over their useful life? If not, why not.

Note 1 - Summary of Significant Accounting Policies - Impairment of
Long-Lived Assets, page 29

13. It would appear to us that the continued decline in the market conditions within your industry would require you to test your long-lived assets for recoverability in accordance with paragraph 8 of SFAS 144. Expand your disclosures to clarify whether you performed such a test. If not, expand your discussion within your critical accounting policies to address why you do not believe such a test was necessary.

Note 1 - Summary of Significant Accounting Policies - Segment
Information, page 30

14. You indicate that your only line of business is the rental of operator assisted equipment for use in infrastructure projects.
We
note however, that you serve customers in the industrial, construction, governmental and residential markets and that you have identified certain reporting units for the purposes of applying the goodwill impairment tests of SFAS 142. In light of the definition set forth in paragraph 10 of SFAS 131, address how you have complied with the disclosure requirements set forth in paragraph 16 of SFAS
131. Provide us a representative copy of the financial reports prepared for and regularly reviewed by your chief operating decision maker (CODM).

Note 4 - Goodwill Impairment, page 32

15. We have the following comments regarding the goodwill impairment charges you recorded during fiscal year 2004.

* Identify your reporting units and tell us how you determined your
reporting units in accordance with paragraph 30 of SFAS 142.
* Tell us supplementally and expand your critical accounting policy
to address how you assigned goodwill to your reporting units.
Refer
to paragraphs 34 and 35 of SFAS 142.
* Clarify whether you evaluated the recoverability of goodwill each
of your reporting units.  If not, address why not.  In this
regard,
we note that substantially all of your remaining goodwill resides in
one reporting unit.  Identify the reporting unit and clarify why the
continued decline in market conditions did not cause an impairment of
this goodwill.
* We note that for your annual impairment test you assigned a value
to assembled workforce to determine the remaining fair value of goodwill. Tell us how much was assigned to assembled workforce and why you believe your allocation to assembled workforce is
appropriate
given the guidance in paragraph 21 of SFAS 142 and paragraphs 35-
38
of SFAS 141.
* Clarify whether you assigned a value to assembled workforce when you determined the remaining fair value for goodwill. If so, address our comment in the above bullet.

Note 7 - Income Taxes, page 34

16. We note your assessment that it is more likely than not that you will realize your deferred tax assets. Given the continued decline in the market conditions within your industry, it appears to us that your assessment of the whether it is more likely than not that you will realize your deferred tax assets requires significant management judgments and estimates and therefore should be addressed within your critical accounting policies. In this regard, tell us supplementally and revise your disclosures to identify the significant assumptions on which you relied.

Note 12 - Costs and Estimated Earnings on Uncompleted Contracts,
page
41

17. We have the following comments on your costs and estimated earnings on uncompleted contracts.

* Supplementally explain and expand your critical accounting policies or Management`s Discussion and Analysis to address why your estimated earnings to date has increased significantly from June 30, 2003 to June 30, 2004 on both an absolute dollar basis and as a percentage of costs incurred on uncompleted contracts.
* Supplementally explain and expand your critical accounting policies or Management`s Discussion and Analysis to address why your costs and estimated earnings in excess of billings on uncompleted contracts as well as your billings in excess of costs and estimated earnings on uncompleted contracts have increased even in light of decreasing revenues.

Note 15 - Guarantors and Financial Information, page 43

18. Disclose in the introduction paragraph to Note 15 whether the Senior Notes are guaranteed by your 100% owned subsidiaries on a full and unconditional basis and the guarantees are joint and several.
See Regulation S-X, Article 3-10 (f).




Item 9A.  Controls and Procedures, page 55

19. In light of the fact that you were required to restate your consolidated balance sheets and statements of stockholders equity contained in your Form 10-K/A, tell us how you were able to provide true and accurate Item 9 disclosures regarding Controls and Procedures. The nature of the restatements disclosed in your Form 10-K/A appear to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9 disclosures. Please advise.

20. Notwithstanding the above comment, you must revise your disclosures to state in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) "for the
enhancement of" your control processes and procedures, including a
time frame for these corrective measures.    In addition, we
assume
your reference to "control processes and procedures refers to "disclosure controls and procedures". Please revise to clarify.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

General

21. Please address the comments above in your interim filings as well.

Item 4. Controls and Procedures

22. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "...were effective as of the end of the period covered by this report in that they were reasonably designed to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified n the rules and forms of the SEC."
This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860,
Jeanne Baker, Assistant Chief Accountant, at (202) 942-1835 or, in their absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. John T. Sawyer
March 22, 2005
Page 7 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE